10	CORPORATE POLICY AND PROXY VOTING POLICY

Background

The Firm, as a matter of policy and as a fiduciary to its investors, has the responsibility for voting proxies for portfolio securities consistent with the best economic interests of its investors. The Firm maintains written policies and procedures as to the handling, voting and reporting of proxy voting and makes appropriate disclosures about the Firm’s proxy policies and practices. The policy includes the responsibility to monitor corporate actions, receive and vote proxies and disclose any potential conflicts of interest.

Investment advisers and those which exercise voting authority with respect to Fund securities are required to: (a) adopt and implement written policies and procedures that are reasonably designed to ensure that Fund securities are voted in the best interests of the Fund, which must include how an adviser addresses material conflicts that may arise between an adviser’s interests and those of its investors; (b) to disclose to investors how they may obtain information from the adviser with respect to the voting of proxies; (c) to describe to investors its proxy voting policies and procedures and, upon request, furnish a copy to its investors; and (d) maintain certain records relating to the adviser’s proxy voting activities when the adviser has proxy voting authority.

The Firm has adopted the following policies and procedures which have been designed to ensure that the Firm complies with the requirements of Rule 206(4)-6 under the Advisers Act (the “Proxy Rule”), and to reflect the Firm’s commitment to vote all Fund securities in a manner consistent with the best interest of the Funds and its investors.

The CCO has the responsibility for the implementation and monitoring of the proxy voting policy, practices, disclosures, and recordkeeping, including outlining voting guidelines in the procedures. The Firm is required to send a description of the proxy voting policies and procedures within three business days of receipt of a request by an investor.

10.1	Conflicts of Interest

In the case where a potential conflict of interest may exist, prior to exercising its voting authority, senior management, the CCO and outside counsel, as appropriate, would review the relevant facts and determine whether or not a material conflict of interest may arise due to business, personal or family relationships of the Firm, its owners, its employees or its affiliates, with persons having an interest in the outcome of the vote.

If a material conflict exists, the Firm would take steps to ensure that its voting decision is based on the best interests of the Fund and its investors and is not a product of the conflict.

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10.2	Voting Proxies for Private Funds and Registered Funds

The right to vote proxies with respect to portfolio securities held by a Registered Fund is an asset of the Registered Fund. As a fiduciary of the Registered Fund, the Firm will vote proxies in a manner consistent with the best interest of the Registered Fund and its shareholders and otherwise in accordance with the Proxy Voting Policies and Procedures (See Appendix D – Proxy Voting Policy).

10.3	Recordkeeping

The Firm will maintain records of all proxy votes or votes regarding any other corporate actions reflecting the following information, for a period of at least five (5) years.

•	Proxy statements received;

•	Records of votes cast;

•	Any documents that were material to making a proxy voting decision; and

•	Records of client request for voting information and any written response.

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